Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sierra Bancorp:

We consent to the use of our reports dated March 12, 2009 on our audits of the consolidated balance sheets of Sierra Bancorp as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and on the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Vavrinek, Trine, Day & Co., LLP

Vavrinek, Trine, Day & Co., LLP

September 25, 2009